TALISMAN ANNOUNCES DEVELOPMENT OF

TWEEDSMUIR FIELDS IN THE NORTH SEA

Calgary, Alberta – August 26, 2004 – Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has announced the C$770 million (£320 million) development of the Tweedsmuir and Tweedsmuir South oilfields approximately 100 miles northeast of Aberdeen.  Tweedsmuir was discovered in 1983, although it was the Talisman appraisal program in 2002 that discovered the main part of the field.  Tweedsmuir South was discovered by Talisman in 2003 and appraised in 2004.

The fields will be developed using a four well subsea tieback to the Talisman operated Piper B facility some 55 kilometres to the north. Drilling is expected to begin in early 2005 with production scheduled to commence late 2006 at a plateau rate of 40,000 bbls/d. The oil will be processed using the existing Piper platform and export pipeline to the Talisman owned Flotta terminal in Orkney.

The announcement was made at a celebration in Aberdeen marking Talisman’s tenth anniversary in the UK. Among guests in attendance were the UK Energy Minister Stephen Timms, who gave formal Government approval for the development and Jack McConnell, the first Minister for Scotland.

“This connection between the Buchan area and Talisman’s core operated Flotta Catchment Area infrastructure is important for our growth plans in the North Sea,” said Dr Jim Buckee, President and Chief Executive Officer. “The Tweedsmuir development will be constructed with considerable flexibility for tie-in of additional fields, supporting Talisman’s exploration plans in the area.  This sort of development coupled with a strengthening commodity price outlook provides increased opportunity for the development of a greater number of small discoveries in the area.  Incremental operating costs are expected to be about C$1.30/boe, which combined with the expected long life of Piper will allow high oil recovery rates.

“By making use of our existing infrastructure and applying innovative technical practices, we have been able to minimize costs and reduce the time to project sanction.  Working closely with our partners, both in Tweedsmuir and at Piper, together with Government, we have moved speedily since discovery to gain approval for this significant oilfield development project.”

Located in UKCS Block 21/1aN, Talisman estimates the fields contain gross reserves of 71 mmboe (87% liquids, 13% natural gas), which are classified as “probable” prior to development approval. It is expected that approximately half of these reserves will be transferred to the proven category in the 2004 reserves evaluation process with additional reserves transferred as the fields are developed and brought onstream.

Talisman Energy (UK) Limited holds an 87.43% working interest in these fields and has an agreement to acquire an additional 7.0%. First Oil Expro Limited has a 5.57% working interest.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate and

  Investor Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail: tlm@talisman-energy.com

26-04

Advisory - Forward-looking Statements

This news release contains statements about the estimated timing, planned capital expenditures, and future production volumes relating to the development of the Tweedsmuir and South Tweedsmuir oilfields that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Statements concerning oil and gas reserves may also be deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources described can be profitably produced in the future.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include risks inherent in the oil and gas industry, such as operational risks in exploring for, developing and producing natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to: uncertainties as to the availability and cost of financing; general economic conditions; the effect of acts of, or actions against international terrorism; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings  "Management's Discussion and Analysis – Liquidity and Capital Resources", “- Risks and Uncertainties” and “- Outlook for 2004” as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Advisory – Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Probable reserves have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC"). Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.    The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this  news release.

Throughout this news release the calculation of barrels of oil equivalent (BOE) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead. At year end 2003, Talisman’s total gross working interest reserves before royalties in the North Sea were 299 mmboe proved (86% liquids, 14% natural gas) and 494 mmboe proved plus probable (87% liquids, 13% natural gas).